LPL INVESTMENT HOLDINGS INC.

One Beacon Street

Boston, MA 02108

January 23, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Comment Letter Dated January 6, 2012
LPL Investment Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 9, 2011
Form 8-K Filed April 27, 2011
File No. 001-34963

Dear Ms. Hayes:

LPL Investment Holdings Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated January 6, 2012 relating to the Company’s Annual Report on Form 10-K and Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2011 and April 27, 2011, respectively. We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Our Financial Advisors, page 2

1. We note that you disclose the compound annual growth rate for your advisor base. Please also disclose in this section the annual growth rate for the most recently completed fiscal year.

Response to Comment 1:

We confirm that for any future periods in which we discuss the compound annual growth rate for our advisor base, we will also disclose the annual growth rate for the most recently completed fiscal year.

Securities and Exchange Commission	- 2 -	January 23, 2012

Item 1A. Risk Factors

Regulatory developments and our failure to comply with regulations…, page 17

2. In future filings, please expand this risk factor to specifically discuss any pending legislation, rules or regulations that could have a material effect on you.

Response to Comment 2:

We confirm that in future filings we will expand this risk factor to specifically discuss any pending legislation, rules or regulations that could have a material effect on us. For example, future filings will discuss certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, including the potential implementation of a more stringent fiduciary standard for broker-dealers and enhanced regulatory oversight of incentive compensation.

Our indebtedness could adversely affect our financial health…, page 20

3. In future filings, please revise this risk factor to specifically describe the effects your indebtedness could have on you. Among other things, the revised risk factor should describe and quantify your debt service obligations, describe and quantify the effect of one and two notch credit rating downgrades and describe the financial and restrictive covenants contained in your debt agreements.

Response to Comment 3:

We confirm that in future filings we will revise this risk factor to specifically describe the effects our indebtedness may have on us. Specifically, we expect to revise the disclosure to read substantially as follows in our upcoming Annual Report on Form 10-K (revised language in bold):

Our indebtedness could adversely affect our financial health and may limit our ability to use debt to fund future capital needs.

At December 31, 2011, we had total indebtedness of $xxx billion. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions. It could also require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. In addition, our level of indebtedness may limit our flexibility in planning for changes in our business and the industry in which we operate~~, place us at a competitive disadvantage compared to our competitors that have less debt~~ and limit our ability to borrow additional funds.

Securities and Exchange Commission	- 3 -	January 23, 2012

Our Third Amended and Restated Credit Agreement (“senior secured credit agreement”) requires quarterly repayments of our term loans. These payments equal approximately $3.50 million per quarter through March 31, 2013, $2.70 million per quarter through March 31, 2015 and $1.45 million per quarter through March 31, 2017. In addition, we have a revolving credit facility under our senior secured credit facility with an available balance of $163.5 million. This facility matures on June 28, 2013, and we will be obligated to repay any outstanding balance under this facility at that time. Our ability to make scheduled payments on or to refinance indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control.

We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. In addition, as discussed above, we are limited in the amount of capital that we can draw from our broker-dealer subsidiaries. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our ~~Third Amended and Restated Credit Agreement (“~~senior secured credit agreement~~”)~~ restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due. Furthermore, if an event of default were to occur with respect to our senior secured credit agreement or other future indebtedness, our creditors could, among other things, accelerate the maturity of our indebtedness.

~~In addition, as a result of reduced operating performance or weaker than expected financial condition, rating agencies could downgrade our senior unsecured subordinated notes, which would adversely affect the value of shares of our common stock.~~

Our senior secured credit agreement permits us to incur additional indebtedness. Although our senior secured credit agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in our senior secured credit agreement. To the extent new debt or other obligations are added to our currently anticipated debt levels, the substantial indebtedness risks described above would increase.

Securities and Exchange Commission	- 4 -	January 23, 2012

A credit rating downgrade would not impact the terms of or our repayment obligations under our senior secured credit agreement. However, any such downgrade would negatively impact our ability to obtain comparable rates and terms on any future refinancing of our debt and could restrict our ability to refinance.

We supplementally advise the Staff that the financial and restrictive covenants contained in our senior secured credit agreement, which is our only currently outstanding debt agreement, are summarized in the risk factor titled “Restrictions under certain of our outstanding indebtedness….” In future filings, we will revise this risk factor to clarify that we are referring to our senior secured credit agreement and will specifically reference the leverage ratio test and interest coverage ratio test included therein.

Item 6. Selected Financial Data, page 34

4. It appears that you have identified Adjusted EBITDA, Adjusted Earnings, and Adjusted Earnings per Share as non-GAAP on pages 41 and 43 of your filing, but these measures are not clearly labeled as non-GAAP in each location where they are used including here. Please revise your disclosure in future filings, including your earnings releases furnished in Forms 8-K, to clearly label these measures as non-GAAP wherever presented in the filing, including when they are part of a financial metric. Refer to Item 10(e) of Regulation S-K.

Response to Comment 4:

We confirm that in future filings, including our earnings releases furnished in Forms 8-K, we will expressly label these measures as non-GAAP wherever presented.

5. You disclose that the 2010 gross margin measure excludes $222 million in share-based compensation to advisors related to the restriction on common stock that was released upon closing of your IPO in the fourth quarter of 2010. As you are adjusting this measure for the year ended December 31, 2010 to exclude these charges, it appears to be a non-GAAP measure for that period. Please revise your disclosure in future filings to change the label of this measure in 2010 to reflect that it has been adjusted. Also, revise your disclosure to clearly label the 2010 adjusted gross margin and adjusted gross margin as a % of net revenue as non-GAAP.

Response to Comment 5:

We advise the Staff that in future filings we will revise our disclosure to identify gross margin as a non-GAAP measure. In addition, we will revise our disclosure regarding gross margin to identify more clearly the expense categories from the consolidated statements of income that are deducted from net revenues for the purposes of computing gross margin, including the $222 million in share-based compensation that we excluded in 2010.

Securities and Exchange Commission	- 5 -	January 23, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Operating Expenses

Production Expenses, page 38

6. You disclose here that you refer to your production expenses, including brokerage, clearing and exchange fees as production payout. You also disclose on page 38 that you adjusted your production payout measure for 2010 to exclude the $222 million in share- based compensation charges triggered by your initial public offering. You also provide disclosure and discussion of a production payout percentage on page 49 for each period presented. Furthermore, your Form 10-Q for the Quarterly Period Ended September 30, 2011 provides definitions of production expenses and production payout that appear contradictory. You disclose on page 27 of the Form 10-Q that you refer to production expenses including brokerage, clearing, and exchange fees as production payout. However, on page 39 of the Form 10-Q you disclose that your production payout includes all production expenses except brokerage, clearing and exchange expenses for the three months ended September 30, 2011 and 2010. In light of the adjustments to these measures and changes in their respective definitions between periods, please address the following:

•	Revise your disclosure in future filings to clearly and consistently define how you calculate the production payout measure and percentage metric that you disclose.

•

Tell us and clearly disclose in future filings the extent to which you changed the calculation during any of the periods presented. Identify the date at which you changed the definition, and discuss why you believed it was appropriate to make such a change.

•

Change the title of the adjusted production payout measure and adjusted production payout percentage for 2010 to reflect the fact that it has been adjusted to exclude the $222 million in share-based compensation charges.

•	Clearly label the adjusted production payout measure and percentage as non-GAAP where used throughout the document and provide a reconciliation to the unadjusted measures and percentages.

Response to Comment 6:

As provided in our filings, production expenses are comprised of the following: gross commissions and advisory fees that are earned and paid out to advisors based on the sale of various products and services; production bonuses for achieving certain levels of production;

Securities and Exchange Commission	- 6 -	January 23, 2012

recognition of share-based compensation expense from stock options and warrants granted to advisors and financial institutions based on the fair value of the awards at each interim reporting period; amounts designated by advisors as deferred commissions in a non-qualified deferred compensation plan that are marked to market at each interim reporting period; and brokerage, clearing and exchange fees. Our production payout includes all of the production expenses, except brokerage, clearing and exchange expenses. Our production payout percentage is calculated as commission and advisory fees divided by commission and advisory revenues, and we exclude brokerage, clearing and exchange fees from this measure.

We advise the Staff that though our Annual Report on Form 10-K and page 27 of our Quarterly Report on Form 10-Q incorrectly stated that brokerage, clearing and exchange expenses were included in production payout, the actual calculations of production payout excluded such amounts, consistent with our other filings in fiscal 2011. There was no change in calculation during the periods presented.

In future filings, we will revise our disclosures regarding production payout to define this measure clearly and consistently. We present production payout as a percentage, and we believe this percentage or ratio is best categorized as a statistical or operating measure rather than a non-GAAP financial measure. However, we will include disclosure in our description of production payout to state that it is an operating or statistical measure rather than a GAAP-based measure. Specifically, we expect to revise the disclosure under “Operating Expenses – Production Expenses” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to read substantially as follows in our upcoming Annual Report on Form 10-K (revised language in bold):

Production Expenses. Production expenses are comprised of the following: gross commissions and advisory fees that are earned and paid out to advisors based on the sale of various products and services; production bonuses for achieving certain levels of production; recognition of share-based compensation expense from stock options and warrants granted to advisors and financial institutions based on the fair value of the awards at each interim reporting period; amounts designated by advisors as deferred commissions in a non-qualified deferred compensation plan that are marked to market at each interim reporting period; and brokerage, clearing and exchange fees. Our production payout, a statistical or operating measure, includes all production expenses except brokerage, clearing and exchange expenses. Substantially all of the production payout is variable and correlated to the revenues generated by each advisor. Our production payout percentage is calculated as commission and advisory fees divided by commission and advisory revenues, and we exclude brokerage, clearing and exchange fees from this measure.

Upon closing of our IPO in the fourth quarter of 2010, the restriction of approximately 7.4 million shares of common stock issued to advisors under the Fifth Amended and Restated 2000 Stock Bonus Plan was released. Accordingly, we recorded a share-based

Securities and Exchange Commission	- 7 -	January 23, 2012

compensation charge of $222.0 million in the fourth quarter of 2010, representing the offering price of $30.00 per share multiplied by 7.4 million shares. This charge has been classified as production expense, but has been excluded from our production payout for 2010 for consistency and comparability to other periods presented because this charge related to equity awards granted in prior periods.

How We Evaluate Growth, page 39

7. It appears that your “Recurring revenues” measure represents a non-GAAP measure under Item 10(e) of Regulation S-K as it has been adjusted to exclude certain revenues from your GAAP-based “Total net revenues.” In future filings, please clearly label such measures as non-GAAP.

Response to Comment 7:

Recurring revenue is a characterization of net revenues, a GAAP financial measure. We present recurring revenue primarily as a percentage of net revenue, and believe that “recurring revenues” is best categorized as a statistical measure rather than a non-GAAP financial measure. In addition, we disclose the components of recurring revenue, each expressed as a dollar amount and percentage of net revenues, because we believe it aids investors in understanding our business and results of operations. We also disclose that because recurring revenue is associated with asset balances, it will fluctuate depending on the market value of the asset balances and current interest rates and that, accordingly, recurring revenue can be negatively impacted by adverse external market conditions. However, we believe recurring revenue is meaningful despite these fluctuations because it is not based on transaction volumes or other activity-based fees, which are more difficult to predict, particularly in declining or volatile markets.

In future filings, we will include disclosure immediately following the description of recurring revenues to state that it is a statistical measure rather than a non-GAAP financial measure and is not meant as a substitute for net revenues.

Liquidity Assessment, page 54

8. We note your disclosure on pages 53 and 54 that the majority of your working capital requirements are primarily funded directly or indirectly by your advisors’ clients. We also note your disclosure on page F-31 that you had received collateral primarily in connection with client margin loans with a market value of approximately $326.9 million, which you can sell or repledge, and of this amount, approximately $167.4 million has been pledged or sold as of December 31, 2010. As your liquidity condition appears to be dependent upon your ability to sell or repledge client collateral, please revise your disclosure in future filings to clarify the extent to which there are any restrictions in certain jurisdictions or otherwise that limit your ability to sell or repledge the $326.9 million of client collateral as of December 31, 2010.

Securities and Exchange Commission	- 8 -	January 23, 2012

Response to Comment 8:

We advise the Staff that in future filings we will expand our discussion in the first two paragraphs of the “Operating Capital Requirements” section under the heading “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations to align more closely to our footnote disclosure of client margin collateral pledged in our financial statements and to more clearly describe the impact of client trading activities on our overall liquidity, as follows (revised language in bold):

Our primary requirement for working capital relates to funds we loan to our advisors’ clients for trading ~~done~~conducted on margin and funds we are required to maintain at clearing organizations to support these clients’ trading activities. ~~We require that our advisors’ clients deposit funds with us in support of their trading activities and we hypothecate securities held as margin collateral, which we in turn use to lend to clients for margin transactions and deposit with our clearing organizations. These activities account for the majority of our working capital requirements, which are primarily funded directly or indirectly by our advisors’ clients.~~ We have several sources of funds to enable us to meet increased working capital requirements related to increased client margin activities and balances. These sources include cash and cash equivalents on hand, cash and securities segregated under federal and other regulations, and proceeds from re-pledging or selling client securities in margin accounts. When a client purchases securities on margin or uses securities as collateral to borrow from us on margin, we are permitted, pursuant to the applicable securities industry regulations, to re-pledge or sell securities which collateralize those margin accounts. As of December 31, 2011, we had received collateral in connection primarily with client margin loans with a fair value of approximately $yyy million, which can be re-pledged or sold by the Company. Of this amount, approximately $zzz million has been pledged to the Options Clearing Corporation as collateral to secure certain client obligations related to options positions. Approximately $aaa million of these securities are held at banks in connection with unutilized secured margin lines of credit; these securities may be used as collateral for loans from these banks. The remainder has not been re-pledged or sold. There are no restrictions that materially limit our ability to re-pledge or sell the remaining client collateral of approximately $bbb million.

Our other working capital needs are primarily ~~limited~~related to regulatory capital requirements at our broker-dealer and bank trust subsidiaries and software development~~,~~ which we have satisfied in the past from internally generated cash flows.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Securities and Exchange Commission	- 9 -	January 23, 2012

2. Summary of Significant Accounting Policies

Receivables from and Payables to Client, page F-11

9. We note your disclosure that you pay interest on certain client free credit balances held pending investment. Please revise your disclosure in future filings to clarify the nature of the amounts included in payables to client, including whether your entire payables to client balance represents free credit balances held pending investment in the short-term, or whether this balance also includes your advisors’ client deposits that are held in support of their on-going trading activities as described on page 53.

Response to Comment 9:

We advise the Staff that in future filings we will revise our accounting policy disclosure regarding client payable balances to separately disclose: (i) free credit balances and (ii) client deposits held in support of their ongoing trading activities, by adding the following disclosure under the heading “Receivables From and Payables to Clients”:

Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts at LPL Financial. Of the balance at December 31, 2011, $xxx million of the balance represent free credit balances which are held pending re-investment by the clients. The remaining balance represents funds received from clients to support their trading activities, primarily as collateral for clients’ short selling of securities. The Company pays interest on certain client payable balances.

Legal Reserves, page F-15

10. We note your accounting policy that you consider many factors in determining your reserves for legal proceedings, including likely insurance coverage. Please tell us and revise your disclosure to clarify whether you report your reserves for legal proceedings on a gross basis and related insurance recoveries on a gross basis in your statement of financial condition, rather than netting these amounts.

Response to Comment 10:

We advise the Staff that our accounting policy is to record legal reserves and related insurance recoveries on a gross basis for significant or unusual legal proceedings. We are subject to claims and lawsuits in the ordinary course of business, such as customer complaints or disclosures about risks with securities purchased, as well as various arbitrations and other litigation matters. With respect to these items, the estimated losses on the majority of pending matters are less than the applicable deductibles of the insurance policies, and matters with estimated losses in excess of the applicable deductibles are not, in the aggregate, material.

Securities and Exchange Commission	- 10 -	January 23, 2012

In future filings, we will revise our disclosure regarding our accounting policy to clarify how we report our legal reserves and related insurance recoveries. Specifically, we expect to revise the disclosure under “Commitments and Contingencies – Litigation” to read substantially as follows in our upcoming Annual Report on Form 10-K (revised language in bold):

Litigation — The Company has been named as a defendant in various legal actions, substantially all of which are arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company records legal reserves and related insurance recoveries for significant or unusual cases on a gross basis.

The Company is subject to and maintains insurance coverage for claims and lawsuits in the ordinary course of business, such as customer complaints or disclosures about risks with securities purchased, as well as various arbitrations and other litigation matters. With respect to these matters, the estimated losses on the majority of pending matters are less than the applicable deductibles of the insurance policies, and matters with estimated losses in excess of the applicable deductibles are not, in the aggregate, material.

Defense costs are expensed as incurred and classified as professional services within the consolidated statements of operations. When there is indemnification or insurance, the Company may engage in defense of settlement and subsequently seek reimbursement for such matters. In connection with various acquisitions, and pursuant to the purchase and sale agreements, the Company has received third-party indemnification for certain legal proceedings and claims. These matters have been defended and paid directly by the indemnifying party.

On October 1, 2009, LPLH received written notice from a third-party indemnitor under a certain purchase and sale agreement asserting that it is no longer obligated to indemnify the Company for certain claims under the provisions of the purchase and sale agreement. The Company believed that this assertion was without merit and commenced litigation to

Securities and Exchange Commission	- 11 -	January 23, 2012

enforce its indemnity rights. On March 31, 2011, the court entered judgment granting the Company’s motion for summary judgment in all respects, denied all counterclaims by the third party indemnitor and awarded attorney fees to the Company. On May 2, 2011, the third party indemnitor filed a notice of appeal. The Company filed its appellate brief on October 5, 2011.

During the third quarter of 2010, the Company settled two arbitrations that involve activities covered under the third-party indemnification agreement described above. In connection with these settlements, the Company has recorded legal expenses. These legal expenses have been included in professional services within the consolidated statements of operations for 2010. Separately, the Company evaluated the collectability of the receivable and established a valuation allowance. As result, the Company’s consolidated statements of financial condition at December 31, 2010, included a gross receivable of $12.8 million for amounts due from the indemnifying party, which was reduced by a valuation allowance of $11.4 million. The remaining claims outstanding for which the indemnifying party is disputing its obligation involve alleged damages that are not material to the Company’s consolidated statements of financial condition, operations or cash flows. On December 29, 2011, the Company and the indemnifying party settled all outstanding items related to the indemnification and the Company received payment of $10.5 million.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and indemnifications provided by the third-party indemnitors, ~~notwithstanding the assertions by an indemnifying party noted in the preceding paragraphs,~~ that the outcome will not have a material impact on its consolidated statements of financial condition, operations or cash flows.

21. Selected Quarterly Financial Data (Unaudited), page F-40

11. We note your disclosure of gross margin excludes a share-based compensation charge of $222 million in the fourth quarter of 2010. This appears to be a non-GAAP measure, and as such, is not allowed to be presented in the Notes to your Consolidated Financial Statements. Please revise your disclosure in future filings to exclude this non-GAAP measure from your quarterly financial data included in the Notes, or tell us why you believe this is not a non-GAAP measure. Please note that we believe an explanation of this significant charge in the fourth quarter of 2010 in a footnote to the quarterly financial data table would be appropriate. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response to Comment 11:

We confirm that we will revise our disclosure in future filings to exclude gross margin from our Consolidated Financial Statements, including the related notes thereto.

Securities and Exchange Commission	- 12 -	January 23, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Incentive Program, page 21

12. In future filings, describe how the Compensation Committee determines the amount and types of the equity awards. We note that the awards are based on subjective judgment in reviewing “several factors” and take into consideration levels of responsibility and past and current contributions to the company. However, your disclosure should be more detailed and specific so an investor can understand how and why the awards are made.

Response to Comment 12:

We confirm that in future filings we will describe in greater detail how the Compensation Committee determines the amount and types of the equity awards granted to our named executive officers. For example, future filings will discuss the manner in which our option grant targets are determined and provide the specific guidelines that our management and the Compensation Committee use to determine how individual option grants are awarded within these grant targets. The option value target for all eligible employees is based on the individual’s level and base salary. For our named executive officers, in 2011 these targets range from 100% of base salary to 350% of base salary. The option grant target numbers are determined by management and the Compensation Committee after reviewing our program against that of our core peer group, which includes Charles Schwab & Co., Inc., Ameriprise Financial, Inc., Raymond James Financial, Inc. and TD Ameritrade Inc.

Once the option value target has been established, management proposes, and the Compensation Committee determines, the final option amounts granted to each named executive officer based on his or her performance over the prior year, growth potential, and length of sustained senior-level contribution to the Company.

Summary Compensation Table, page 25

13. Tell us why the cash amounts paid to your named executive officers pursuant to the achievement of the metric targets are reported in the Bonus column instead of the Nonequity Incentive Plan Compensation column. As a related matter, tell us why no nonequity incentive plan awards are shown in the Grants of Plan-Based Awards Table on page 26.

Response to Comment 13:

We confirm that, in future filings, we will report such cash amounts in the Non-equity Incentive Plan Compensation column in the Summary Compensation table as well as the Grants of Plan-Based Awards table.

Securities and Exchange Commission	- 13 -	January 23, 2012

Item 15. Exhibits, Financial Statement Schedules

14. You have omitted Exhibit A and Schedule 1 from Exhibit 4.3. Please re-file the Stockholders’ Agreement in its entirety.

Response to Comment 14:

We advise the Staff that we will re-file the Stockholders’ Agreement in its entirety as an exhibit to our Annual Report on Form 10-K for our recently completed fiscal year.

Form 8-K filed April 27, 2011

15. Counsel may not state that the legality opinion may be used only in connection with the offer and sale of the shares while the registration statement is in effect. Please amend the Form 8-K and file a legality opinion without that qualification. In addition, in the opinion filed with the registration statement on Form S-3ASR (File Number 333- 173703), counsel may not assume that the company is duly organized, validly existing and in good standing. Please file an amendment to the registration statement and include a legality opinion without that assumption.

Response to Comment 15:

We will file an amendment to the Form 8-K filed on April 27, 2011 to remove the statement in the legality opinion that the opinion may be used only in connection with the offer and sale of the shares while the registration statement is in effect. In addition, upon confirmation from the Staff that the revised opinion language below is acceptable, we will file in a Form 8-K a revised opinion relating to the registration statement on Form S-3ASR (File No. 333-173703) to restate the assumption regarding the organization of the Company as follows: “at the time of the issuance of the Shares, the Company will be a validly existing corporation under the law of its jurisdiction of incorporation.”

*        *        *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	- 14 -	January 23, 2012

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 897-4340 or Julie H. Jones of Ropes & Gray LLP at (617) 951-7294.

Sincerely,

/s/ Stephanie L. Brown

Stephanie L. Brown